UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION

     The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm — Ernst & Young LLP

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

Notes to Financial Statements — December 31, 2004

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes, Schedule H, Line 4(i) — December 31, 2004

Schedule of Reportable Transactions, Schedule H, Line 4(j) — December 31, 2004

     The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 28, 2005	By:	/s/ Stuart N. Parsons

	Printed Name:	Stuart N. Parsons

	Title:	Senior Vice President

Financial Statements and Supplemental Schedules

Park National Corporation Employees
Stock Ownership Plan

Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

Park National Corporation Employees
Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Executive Committee of the Board of Directors
Park National Corporation

We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the net changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio
June 27, 2005

Park National Corporation Employees
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Cash and cash equivalents	$538,217	$332,737

Investments:
Park National Corporation Common Stock	70,600,102	54,426,847
Mutual Funds	11,209,121	10,761,920
Certificates of Deposit, issued by Park National Corporation bank affiliates	2,584,925	2,716,720

Total investments	84,394,148	67,905,487

Contributions receivable:
Employer	79,953	454
Employee	78,326	—

	158,279	454

Accrued interest and dividends	492,845	450,628

	492,845	450,628

Net assets available for benefits	$85,583,489	$68,689,306

See accompanying notes.

Park National Corporation Employees
Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2004	2003

Additions
Investment Income:
Net realized and unrealized appreciation in fair value of investments	$15,382,658	$8,726,533
Interest and dividends	2,072,924	1,823,943

	17,455,582	10,550,476

Contributions:
Employer	1,547,725	1,460,976
Employee	3,296,587	3,444,603
Rollover	517,824	—

	5,362,136	4,905,579

Total additions	22,817,718	15,456,055

Deductions:
Benefit payments to participants	5,923,535	3,808,141

Net increase in net assets available for benefits	16,894,183	11,647,914

Net assets available for benefits at beginning of year	68,689,306	57,041,392

Net assets available for benefits at end of year	$85,583,489	$68,689,306

See accompanying notes.

Park National Corporation
Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (Park) who have one year of service, age twenty-one or older, and worked at least 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) for 2004 and 2003 was $13,000 and $12,000.

Park provides a matching contribution at a level established annually by Park. For 2004, Park matched 50% up to the first 15% of compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral and allocation of Park’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payments of Benefits

On termination of service and before age 59 1/2, a participant may elect to receive either a lump sum or rollover amount equal to the value of his or her account. After age 59 1/2, a participant may elect lump sum, rollover, or installments over a period certain not to exceed the participant’s (and his designated beneficiary’s) life expectancy.

ESOP

Effective January 1, 2002, the Plan was amended and restated to become an ESOP Plan that invests in Park National Corporation common stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation common stock. Participants have the ability to diversify their investments upon reaching age 55. The Plan has changed its name from Park National Corporation Employees Voluntary Salary Deferral Plan and Trust to Park National Corporation Employees Stock Ownership Plan. All other provisions of the Plan remain the same.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis.

Valuation of Investments

Investments are stated at fair value. Park National Corporation common stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park. Trustee fees for the Plan are waived each year. Park also provides other accounting and administrative services to the Plan.

Park National Corporation
Employees Stock Ownership Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Park National Corporation
Employees Stock Ownership Plan

Notes to Financial Statements (Continued)

4. Investments

The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value during the years ended December 31, 2004 and 2003 as follows:

	December 31,
	2004	2003

Park National Corporation Common Stock	$14,576,652	$6,835,876
Vanguard Institutional Index Fund	468,500	1,172,399
Vanguard Short-term Investment Grade Fund	(13,471)	604
Vanguard Growth Index Fund	36,058	132,432
Vanguard Institutional Extended Market Index Fund	154,716	277,105
Vanguard Balanced Index Fund	75,992	169,308
Vanguard Total International Stock Index Fund	85,452	143,479
Vanguard Intermediate-Term Bond Index Fund	(1,241)	(4,670)

	$15,382,658	$8,726,533

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003:

	December 31,
	2004	2003

*Park National Corporation Common Stock	70,600,102	$54,426,847
Vanguard Institutional Index 500 Portfolio Fund	5,784,318	5,618,316

	$76,384,420	$60,045,163

*Nonparticipant-directed

Park National Corporation
Employees Stock Ownership Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Park National Corporation Common Stock investment. Initial contributions are deposited into the plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2004	2003

Investment, at fair value:
Park National Corporation Common Stock	$70,600,102	$54,426,847

Year Ended
December 31,
2004
Changes in net assets:
Contributions	$4,721,315
Interest and dividend income	1,733,532
Distributions to participants	(4,858,244)
Net appreciation in fair value of investments	14,576,652

Increase in assets	$16,173,255

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Park National Corporation
Employees Stock Ownership Plan

Notes to Financial Statements (continued)

7. Party in Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2004	2003

Park National Corporation Common Stock	$70,600,102	$54,426,847
Certificates of Deposit issued by Park National Corporation Affiliates	2,584,925	2,716,720

	$73,185,027	$57,143,567

Costs and expenses incurred in administering the Plan are paid by Park, which totaled $134,586 and $101,224 for 2004 and 2003, respectively.

8. Form 5500 Reconciliation

Net assets available for benefits do not agree to the Form 5500 for 2004 and 2003. The Form 5500 total for net assets available for benefits does not include accrued interest and dividends of $492,845 in 2004 and $450,628 in 2003.

9. Stock Dividend

Park’s Board of Directors approved a 5% stock dividend in November 2004. The additional shares resulting from the dividend were distributed on December 15, 2004 to stockholders of record as of December 1, 2004.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Park National Corporation
Employees Stock Ownership Plan

Notes to Financial Statements (continued)

11. Subsequent Event

On December 31, 2004, Park National Corporation (Park) acquired First Federal Bancorp, Inc., (First Federal), a savings and loan holding company headquartered in Zanesville, Ohio. First Federal’s prior plan was terminated and First Federal employees were eligible to participate in the Park National Corporation plan beginning on January 1, 2005. On January 3, 2005, Park acquired First Clermont Bank of Milford, Ohio. First Clermont’s prior plan was terminated and employees were eligible to participate in the Plan effective January 3, 2005.

Park National Corporation Employees
Stock Ownership Plan

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

December 31, 2004

EIN 31-1179518
Plan 002

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor or Similar Party	Par, or Maturity Value	Cost	Value

Cash and Equivalents:
Northern Institutional Government Portfolio		**	$538,217

Total Cash and Equivalents			538,217

Common Stock:
* Park National Corporation Common Stock	521,055 shares	56,343,770	70,600,102

Total Common Stock			70,600,102

Mutual Funds:
Vanguard Institutional Index Fund	52,247 shares	**	5,784,318
Vanguard Short-Term Investment Grade Bond Fund	92,038 shares	**	981,125
Vanguard Growth Index Fund	25,363 shares	**	669,832
Vanguard Institutional Extended Market Index Fund	33,048 shares	**	1,037,041
Vanguard Intermediate-Term Bond Index Fund	81,897 shares	**	874,663
Vanguard Balanced Index Fund	66,742 shares	**	1,298,134
Vanguard Total International Stock Index Fund	44,763 shares	**	564,008

Total Mutual Funds			11,209,121

Certificates of Deposit, issued by Park National Corporation bank affiliates:
* The Park National Bank		**	1,951,618
* Second National Bank		**	74,745
* The Richland Trust Company		**	558,562

Total Certificates of Deposit, issued by Park National Corporation affiliates			2,584,925

Total Assets Held at End of Year			$84,932,365

*	Indicates party-in-interest to the Plan.

**	Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation Employees
Stock Ownership Plan

Schedule H, Line 4(j)
Schedule of Reportable Transactions

December 31, 2004

EI # — 31-1179518
Plan # 002

	(b)				(h)
	Description of Asset				Current Value
	Including Maturity Date,	(c)	(d)	(g)	of Asset on	(i)
(a)	Rate of Interest,	Purchase	Selling	Cost of	Transaction	Net Gain
Identity or Party Involved	Par or Maturity Value	Price	Price	Asset	Date	or (Loss)
Category (iii) — A series of transactions in excess of 5% of plan assets
Northern Govt Portfolio	Money Market Fund, 148 purchases	$6,184,102	$—	$6,184,102	$6,184,102	$—
Northern Govt Portfolio	Money Market Fund, 170 sales	—	6,295,984	6,295,984	6,295,984	—
Park National Corporation Common Stock	Common Stock, 41 purchases	4,482,072	—	4,482,072	4,482,072	—
Park National Corporation Common Stock	Common Stock , 1 sale	—	114	119	114	(5)

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2004.

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP